PharmD Live Corporation
Year End Financial Statements
January 1, 2021 through December 31, 2021

To Whom it May Concern,

The purpose of this letter is to provide an internal review of the 2021 financial statements of PharmD Live Corporation. All statements are presented beyond a reasonable doubt based on the information from prior year reviews and current year oversight.

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

We believe that the results of our oversight, the statements provided on a reasonable basis require no material modifications. We are not aware of any material modifications that should be made to the accompanying 2021 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Donald McClure
CFO
PharmD Live

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) CORPORATION AND PURPOSE PharmD Live Corporation (the Company) was incorporated in Delaware on April 12, 2019. The Company partners with physicians, accountable care organizations, post-acute care facilities and hospitals to deliver turnkey care management, including chronic care management services, to Medicare and Medicaid beneficiaries. The Company's board-certified pharmacists utilize their innovative, HIPAA-compliant software solution to improve clinical and financial outcomes for end users. The Company operates on a December 31st year-end.

(B) BASIS OF ACCOUNTING The accounting method used by the Company is the accrual basis of accounting. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

(C) CASH AND CASH EQUIVALENTS For the purpose of the statements of cash flows, the Company considers currency on hand, demand deposits and money market funds as cash. Cash equivalents would consist of highly liquid debt instruments purchased with maturities of three months or less. Cash accounts are maintained primarily in two commercial banks, insured by the FDIC for an aggregate of up to $250,000.

(D) FIXED ASSETS Property and equipment purchased by the Company are recorded at cost. Depreciation is recorded over the estimated useful life of the asset using the straight-line method, usually ranging from three to twenty years. For the fiscal year ended 12/31/2021, no PP&E were purchased. The company recorded $300,000 representing the value of the application developed using AI technology. Additions and major replacements or betterments are added to the asset cost when applicable. Maintenance and repair cost and minor replacements are charged to expense as incurred.

(E) USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) RISK AND UNCERTAINTIES The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

(1) PharmD Live Corporation Notes to the Financial Statement Year Ended December 31, 2021.

(2) ACCOUNTS RECEIVABLE The accounts receivable are considered current and fully collectible by the management of the Company and accordingly, an allowance for doubtful accounts has not been recorded.

(3) INCOME TAXES The Company believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accrual for interest and penalties for uncertain income tax positions at December 31, 2021. The Company is subject to franchise and income tax filing requirements in the States of Delaware

(4) CONCENTRATION OF CREDIT RISK The Company's cash is held by United Bank and Chase in Washington DC. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $250,000. As of December 31, 2021, the Company's operating bank accounts were fully insured.

(5) EQUITY BASED COMPENSATION The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

(6) EQUITY Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of shares of Class A Common Stock, $0.007 par value per share of which (1,000,000) were allocated as Preferred Shares for the WeFunder Offering. As of December 31, 2021, 1,046,751 shares of Preferred and Common Stock have been issued.

(7) SUBSEQUENT EVENTS In preparing this financial statement, the company has evaluated events and transactions for potential recognition and disclosures through December 2021, the date the financial statements were available to be issued. The execution of two contracts Ling Associates and AMITA Healthcare occurred post December 2021.

PharmD Live Corporation
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	$ 873,763.43
Accounts Receivable	498.00
Total Current Assets	**874,261.43**
Total Fixed Assets	**300,000.00**
TOTAL ASSETS	$ **1,174,261.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ 288,646.40
Total Current Liabilities	**288,646.40**
Total Long-Term Liabilities	**625,958.64**
Total Liabilities	$ **914,605.04**
Equity	
Common Stock	750,000.00
Opening Balance Equity	300,000.00
Owner's Investment	-414,702.09
Preferred Stock	296,751.00
Retained Earnings	-396,728.45
Net Income	-275,664.07
Total Equity	$ **259,656.39**
TOTAL LIABILITIES AND EQUITY	$ **1,174,261.43**

PharmD Live Corporation
Profit and Loss
January - December 2021

	Total	
Income	$	**498.00**
Gross Profit	$	**498.00**
Expenses		
Advertising & Marketing		8,676.76
Bank Charges & Fees		22,356.66
Contractors		51,862.68
Gifts		2,596.00
Insurance		10,231.62
Legal & Professional Services		12,500.00
Office Supplies & Software		911.88
Professional Fees		14,250.00
Recruiting		7,195.94
Software		144,721.24
Telephone		359.29
Training & Development		4,000.00
Travel		1,500.00
Total Expenses	$	**281,162.07**
Net Operating Income (Loss)	$	**(280,664.07)**
Other Income		
Grants		5,000.00
Total Other Income	$	**5,000.00**
Net Income (Loss)	$	**(275,664.07)**

PharmD Live Corporation
Statement of Cash Flows
As of December 31, 2021

Operations	Net Income (Loss)	$ (172,988.00)
	Total Cashflows from Operations	$ (172,988.00)

Investing	Increase (Decrease) in Investments	$ -
	Total Cashflow from Investments	$ -

Financing	Increase (Decrease) in Financing	$ 1,046,751.00
	Total Cashflow from Financing	$ 1,046,751.00

PharmD Live Corporation
Statement of Owners Equity
As of December 31, 2021

	TOTAL
Owners Equity at January 1, 2020	$ 6,525.00
Owners Capital Contributions	$ 1,322,415.00
Net Changes in Assets	
Net Income	
Subtotal	$ 1,322,415.00
Net Loss	$ (275,664.00)
Subtotal	$ 1,053,276.00
Owners Equity at December 31, 2021	$ 1,053,276.00

Note: Beginning Balance of $6,525 is located in Retained Earnings
Owners Equity consists of Common Stock and Preferred Stock